Filed by ONI Systems Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: ONI Systems Corp.
Commission File No.: 0-30633

This filing relates to a written communication concerning the pending merger of CIENA Corporation and ONI Systems Corp. On February 18, 2002, an e-mail, the content of which follows, was delivered to all employees of ONI Systems Corp. from Hugh Martin, president, chairman and chief executive officer of ONI Systems Corp.

To all ONI Employees:

In a move sure to reshape the industry landscape, ONI and CIENA today announced a definitive agreement under which the companies would combine to form a best of breed, end-to-end optical networking leader. Please see the press release below for details.

In addition, I wanted you to hear more about the merger from me personally. Please dial in at: 1-888-xxx-xxxx (Confirmation Code 420231) or 1-719-xxx-xxxx (Confirmation Code xxxxx) for international. The message will be posted until Tuesday night.

We already have scheduled two all-hands meetings in San Jose, Building 1, to answer your questions. Rusty will host the first on Tuesday at 10 a.m. Pacific. I will return from the East Coast to meet with all of you on Wednesday, also at 10 a.m.

Please take the time to assimilate the information provided. I think you’ll agree that ONI’s metro leadership, combined with CIENA’s strengths in switching and the optical core, offer potential that neither company could achieve on its own.

Hugh

FOR IMMEDIATE RELEASE

CIENA and ONI Systems Agree to Unite

Best-of-Breed Optical Networking Companies to Form a New, Next-Generation Leader

LINTHICUM, Md.—February 18, 2002    CIENA® Corporation (NASDAQ: CIEN) and ONI Systems™ (NASDAQ: ONIS) today announced a definitive agreement under which the companies would combine to form a new next-generation optical networking leader. Under the terms of the agreement, all outstanding shares of ONI common stock will be exchanged at the ratio of 0.7104 shares of CIENA common stock for each share of ONI common stock, which will represent approximately 24% ownership of the combined company. Based on the closing price of CIENA stock on Friday, February 15, 2002, the deal is valued at approximately $900 million.

“We’re combining CIENA, the leader in core optical networking and switching, with ONI, the leader in metropolitan optical networking, to create a new, stronger, next-generation optical networking leader,” said Gary Smith, CIENA’s president and CEO. “With this acquisition, CIENA dramatically expands its metropolitan presence. We also further improve the economics of network ownership for our customers by enhancing our ability to offer carriers the most comprehensive, next-generation optical networking solution.”

“This is a different kind of combination for a different kind of market,” continued Smith. “Much of the rationale of this union comes from the synergies that can be gained by CIENA and ONI joining forces. Together, we can combine our efforts, consolidate our resources and target new market opportunities. As a result, we expect to accelerate CIENA’s return to profitability.”

CIENA expects the transaction will result in annualized operating expense synergies of $55 to $65 million for the combined company, as well as additional manufacturing efficiencies. It is estimated that the combined company would have approximately $1.3 billion of cash net of debt as of January 2002.

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“Combining our solutions creates the first company able to offer service providers true end-to-end and best-of-breed solutions,” said Hugh Martin, chairman, president and CEO of ONI Systems. “We believe CIENA and ONI have complementary product sets and development efforts and the strongest optical transport, switching and management software teams in the industry. Through this combination we create a new leader, unencumbered by legacy systems and with the ability to accelerate the deployment of next-generation optical networking and the evolution of networks from legacy infrastructures. I believe that we will have the required technology, critical mass and vision to become the supplier of choice for service providers worldwide.”

“Together, CIENA and ONI will be in a much better position to effectively execute a strategy of providing distributed intelligence all the way from the long-haul optical core of the network down to the optical edge,” said Mark Lutkowitz, vice president, optical networking research of industry analyst Communications Industry Researchers. “Service providers have increasingly been looking at the potential for enhancing metropolitan services as an extension of the intelligence now available at the network core. With ONI, CIENA now has significantly set itself apart from other major equipment vendors by having the widest portfolio of network-proven solutions currently available, offering faster provisioning of bandwidth and driving down operations costs over a much broader range of a carrier’s network.”

Transaction Terms

CIENA expects the transaction to qualify as a tax-free reorganization. This transaction is subject to various conditions and approval by appropriate government agencies and the stockholders of CIENA and ONI. The Boards of Directors of both CIENA and ONI each have approved the transaction. The executive officers and directors of ONI, representing approximately 11.5% of the outstanding shares of ONI, have agreed to vote their shares in favor of the transaction at ONI’s stockholder meeting. It is expected that this transaction will close during the second or third calendar quarter of 2002. Upon closing, the combined company will retain the CIENA name and will be headquartered in Linthicum, MD.

Morgan Stanley served as financial advisor to CIENA on this transaction. Goldman Sachs served as financial advisor to ONI.

Organization

Hugh Martin, ONI’s chairman, president and CEO has agreed to take a major role to help ensure the successful integration of CIENA and ONI’s organizations and product lines. Martin is not expected to remain with the combined company long term. Following the completion of the transaction, CIENA’s existing Metropolitan Transport and Metropolitan Switching efforts will be combined with ONI’s. Rusty Cumpston, ONI’s chief operating officer will lead the group’s joint efforts and he and Jesús León, currently CIENA’s Senior Vice President, Metropolitan Transport and Switching, will drive product integration efforts. Rohit Sharma, a founder of ONI and currently its Chief Technology Officer, will be Senior Vice President and CTO of the newly combined Metro organization.

Live Web Broadcast

In conjunction with this announcement, CIENA and ONI will host a discussion about this combination with investors and financial analysts on Tuesday, February 19, 2002 at 8:30 AM (Eastern). The live broadcast of the discussion will be available via CIENA’s homepage at www.CIENA.com and on ONI’s homepage at www.ONI.com. An archived version of the discussion will be available shortly following the conclusion of the live broadcast on the Investor Relations page of CIENA’s website at: www.CIENA.com/investors and on ONI’s website at: www.ONI.com.

ABOUT CIENA

Corporation’s market-leading intelligent optical networking systems form the core for the new era of networks and services worldwide. CIENA’s LightWorks™ architecture enables next-generation optical services and changes the fundamental economics of service-provider networks by simplifying the network and reducing the cost to operate it. Additional information about CIENA can be found at www.CIENA.com <http://www.CIENA.com>.

ABOUT ONI

Systems develops, markets and sells optical networking equipment specifically designed to address bandwidth and service limitations of regional and metropolitan networks. Our products allow communication service providers to rapidly build high-capacity metro networks that are flexible, scalable and able to support multiple services on a single platform. For additional information about ONI and its products, visit the company Web site at www.ONI.com <http://www.oni.com/>.

This press release includes certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The forward-looking statements in this document include statements about future financial and operating results and the proposed CIENA/ONI transaction. These statements are based on our expectations and are naturally subject to uncertainty and changes in circumstances. Actual results could vary materially from the expectations contained herein. The following factors, among others, could cause actual results to differ materially from those described herein: inability to obtain, or meet conditions imposed for, governmental and other approvals for CIENA’s acquisition of ONI, including stockholder approval, the risk that the CIENA and ONI businesses will not be integrated successfully; the costs related to the merger; and other economic, business, competitive and/or regulatory factors affecting CIENA’s and ONI’s business generally. There can be no assurance that the contemplated advantages will be achieved upon any consummation of the merger. More detailed information about these and other factors is set forth in CIENA’s and ONI’s filings with the Securities and Exchange Commission, including CIENA’s Annual Report filed on Form 10-K for the fiscal year ended October 31, 2001, especially in the Management’s Discussion and Analysis section and its Current Reports on Form 8-K and ONI’s Annual Report filed on Form 10-K for the fiscal year ended December 31, 2000, and subsequent Forms 10-Q, particularly in the Management’s Discussion and Analysis section and under Factors That May Affect Future Results, and its Current Reports on Form 8-K. CIENA and ONI are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

CIENA, its directors, executive officers and certain other members of management and employees may be soliciting proxies from CIENA stockholders. ONI, its directors, executive officers and certain other members of management and employees may be soliciting proxies from ONI stockholders.

INVESTORS ARE URGED TO READ THE PROXY STATEMENT—PROSPECTUS RELATING TO THE FOREGOING TRANSACTION THAT CIENA EXPECTS TO FILE WITH THE SEC BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE PROXY STATEMENT—PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC BY CIENA AND ONI MAY BE OBTAINED WHEN THEY BECOME AVAILABLE FOR FREE AT THE SEC’S WEB SITE, WWW.SEC.GOV. THE PROXY STATEMENT-PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM CIENA OR ONI. REQUESTS TO CIENA MAY BE DIRECTED TO CIENA, 1201 WINTERSON RD., LINTHICUM, MD, 21090-2205, ATTENTION: INVESTOR RELATIONS. REQUESTS TO ONI MAY BE DIRECTED TO 5965 SILVER CREEK VALLEY ROAD, SAN JOSE, CA 95138, ATTENTION: INVESTOR RELATIONS

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